Exhibit 1.02
PPG INDUSTRIES, INC.
Conflict Minerals Report
For The Year Ended December 31, 2013
1.    Company Overview
This report for the year ended December 31, 2013 is presented by PPG Industries, Inc. (herein referred to as “PPG,” “we,” “us,” or “our”) to comply with Rule 13p-1 under the Securities Exchange Act of 1934, as amended (the “Conflict Minerals Rule”). The Conflict Minerals Rule was adopted by the Securities and Exchange Commission (the “SEC”) to implement reporting and disclosure requirements related to the use of conflict minerals as directed by Section 1502 of the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 (the “Dodd-Frank Act”). The Conflict Minerals Rule imposes certain reporting obligations on SEC registrants, like PPG, whose manufactured products contain conflict minerals that are necessary to the functionality or production of their products. Conflict minerals are defined by the Conflict Minerals Rule as “columbite-tantalite (coltan), cassiterite, gold, wolframite, or their derivatives, which are limited to tantalum, tin and tungsten.” The intent of Congress in adopting Section 1502 of the Dodd-Frank Act as stated by the SEC in the Conflict Minerals Rule was “to further the humanitarian goal of ending extremely violent conflict in the Democratic Republic of the Congo, which has been partially financed by the exploitation and trade of conflict minerals originating in the Democratic Republic of the Congo.” The Conflict Minerals Rule’s requirements apply to SEC registrants whatever the geographic origin of the conflict minerals used by them and whether or not such conflict minerals fund armed conflict in the Democratic Republic of the Congo or in an adjoining country (collectively referred to as the “Covered Countries”).
PPG manufactures and distributes a broad range of coatings, specialty materials, glass and fiber glass products. PPG manufactures coatings for customers in a wide array of end-use markets, including automotive original equipment, industrial equipment, appliances and packaging; factory-finished aluminum extrusions and steel and aluminum coils; marine and aircraft equipment; automotive original equipment; and other industrial and consumer products. PPG also manufactures refinishes for the automotive aftermarket. In addition, PPG serves commercial and residential new build and maintenance markets by manufacturing decorative and light industrial coatings for use by painting and maintenance contractors and consumers. PPG manufactures optical monomers and coatings, including CR-39®, TRIVEX® and TRIBRID® lens materials and photochromic dyes; produces proprietary PHOLED coating materials; amorphous precipitated silicas for tire, battery separators and coatings; and TESLIN® substrate, a silica-based synthetic paper used in variety of end-use markets, including radio frequency identification (RFID) tags and labels, specialty print materials, e-passports, security credentials, and functional membranes. PPG is also a producer of flat glass in North America and a global producer of continuous-strand fiber glass. For more information about PPG’s business, please see PPG’s 2013 Annual Report on Form 10-K available at http://investor.ppg.com.
PPG has determined that certain of its products contain conflict minerals, requiring the filing of this report. The conflict minerals PPG uses are almost exclusively tin or chemical compounds that contain tin in some form, typically tin oxides. PPG uses tin to manufacture flat glass using the “float glass” manufacturing process. Tin is not added to the glass for any functional purpose. The tin is melted into a tin “bath” over which the molten glass “floats” as it exits the furnace creating a uniform sheet of glass. As the new, hot glass floats across the molten tin bath, a tiny amount of the molten tin becomes part of the glass. In some of PPG’s coatings products, tin or tin oxides are an ingredient in the pigments or resins in the coating. Typically, the tin present in the resins is in the form of a tin oxide that is used as a catalyst to facilitate the resin manufacturing process.
PPG Conflict Minerals Policy
PPG has adopted the following conflict minerals policy:
On August 22, 2012, the U.S. Securities and Exchange Commission (SEC) adopted final rules to implement reporting and disclosure requirements concerning Conflict Minerals, as directed by Section 1502 of the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010. Under the SEC rules, publicly traded companies must report annually on their use of Conflict Minerals. “Conflict Minerals” currently include cassiterite, columbite/tantalite, and wolframite (the most common derivatives of which are tin, tantalum and tungsten, respectively) and gold. These Conflict Minerals are of concern because mines in the Democratic Republic of the Congo (DRC) and surrounding countries are important sources of these minerals. Some of these mines are controlled by armed groups that finance their conflicts through mining activities. The Conflict Minerals reporting and disclosure requirements were enacted to further the humanitarian goal of ending violent conflict and human rights abuses in the DRC and surrounding countries, which have been partially financed by the exploitation and trade of Conflict Minerals.
PPG is committed to ethical business conduct and responsible sourcing. We are working diligently with our global supply chain partners to ensure compliance with the SEC’s Conflict Minerals rules. However, the international supply chain for these minerals is complex, and the tracing of them is challenging. Many of the Conflict Mineral containing raw materials used by PPG passed through a variety of intermediaries before reaching PPG. PPG does not purchase directly from smelters. Therefore, PPG must rely upon our suppliers to identify the sources of Conflict Minerals and to declare the Conflict Mineral status of their products.
Consistent with PPG’s commitment to social responsibility and sustainability:

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PPG expects each of our suppliers to conduct due diligence on its supply chain in accordance with the OECD Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas and to determine the source of any Conflict Minerals or Conflict Mineral containing product supplied to PPG.

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PPG expects all of our suppliers to provide the Conflict Minerals source information reasonably requested by PPG necessary to support our due diligence and reporting obligations under the SEC’s Conflict Minerals rules.

•	PPG expects our suppliers to notify us if a product supplied to PPG contains Conflict Minerals originating in the DRC or surrounding countries.

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Suppliers who are not able to provide adequate information about the source of any Conflict Minerals in the products supplied to PPG or that supply products containing Conflict Minerals from the DRC or surrounding countries shall be evaluated by PPG’s Global Purchasing and Logistics Department and may be denied future PPG business.

PPG’s Conflict Minerals Policy is available on our website at http://sustainability.ppg.com/Environment/Conflict-Minerals-Policy. The content of any website referred to in this Conflict Minerals Report is included for general information only and is not incorporated by reference in this Report.
For additional information about PPG’s commitment to responsible sourcing and other human rights, see PPG’s Global Code of Ethics, which is available on our website at
http://corporate.ppg.com/Our-Company/Ethics.

Supply Chain
PPG is committed to ethical business conduct and responsible sourcing. PPG produces none of the conflict minerals used in its products. All are sourced from a variety of suppliers located worldwide. The international supply chain for these minerals is complex, and the tracing of them is challenging. Many of the conflict mineral containing raw materials used by PPG passed through a variety of intermediaries before reaching PPG. PPG does not purchase conflict minerals directly from smelters.
We rely on our direct suppliers to provide information on the origin of the conflict minerals contained in the raw materials supplied to us, including sources of conflict minerals that are supplied to them from lower tier suppliers. Contracts with our suppliers are frequently in force for multiple years, and we cannot unilaterally impose new contract terms and flow-down requirements. As we enter into new contracts, or our contracts renew, we are implementing our policy to require suppliers to provide information about the source of conflict minerals in their products, including the smelters that processed the conflict minerals. In the meantime, as described below, we are working with our suppliers to obtain the required conflict minerals sourcing information.

PPG investigated the conflict mineral content in all products sold by us. PPG’s Product Stewardship team searched all substances in PPG’s Global Product Stewardship System in order to identify the substances that contained conflict minerals in any amount and in any form, including tin oxides and organotin. All raw materials used by PPG containing conflict minerals were identified. The list of conflict mineral containing raw materials was provided to PPG Corporate Purchasing to facilitate its interactions with the suppliers of these raw materials. Subsequently, the Product Stewardship team developed lists of the conflict mineral containing substances and provided this information to the PPG Environmental Health and Safety Information Technology team in order to develop software that can more easily generate the list of raw materials containing conflict minerals. These substance lists are reviewed and updated regularly to assess or identify any new conflict mineral containing raw materials.
Using the conflict mineral containing raw material information supplied by the Product Stewardship team, PPG Corporate Purchasing determined which of the raw materials had been purchased by PPG in the past two years. Corporate Purchasing then made inquiries of every supplier of the purchased conflict mineral containing raw materials to determine the origin of the conflict minerals in the raw materials supplied to PPG. While every supplier was surveyed, because of the complexity and size of our supply chain, we developed a risk-based approach that focused our efforts on our major suppliers based on number of raw material supplied and total weight of raw materials supplied. We believe that this is a reasonable approach because a large majority of our conflict mineral containing raw materials are supplied by a small number of suppliers. We requested that all identified suppliers provide information to us regarding conflict minerals and smelters using the template developed by the Electronic Industry Citizenship Coalition® (EICC®) and The Global e-Sustainability Initiative (GeSI), known as the EICC-GeSI Conflict Minerals Reporting Template (the “Template”). The Template was developed to facilitate disclosure and communication of information regarding smelters and refiners that provide material to a manufacturer’s supply chain. It includes questions regarding a direct supplier’s conflict-free policy, its due diligence process, and information about the origin of the conflict minerals in its supply chain such as the names and locations of smelters and refiners as well as the origin of conflict minerals used by those facilities.
Efforts to Determine Mine or Location of Origin
PPG has determined that asking our suppliers to complete the Template to provide us with information about origin and processing of the conflict minerals in our supply chain represents our reasonable best efforts to determine the mines or locations of origin of the conflict minerals in our supply chain. Of the 59 suppliers that responded to our requests, 13 (22%) provided a smelter name, and only a few provided a country of origin for the conflict minerals contained in the raw materials supplied to PPG. We received very limited information about the actual mine where the conflict minerals were extracted.
Control Systems
As PPG does not have a direct relationship with conflict minerals smelters, we are engaged and actively cooperate with other major manufacturers in our sector and other sectors. PPG participates in the National Association of Manufacturers Conflict Minerals Task Force and participates in discussions with the American Coatings Association and other trade associations.
Controls include, but are not limited to, PPG’s Global Code of Ethics, which outlines expected behaviors for all PPG employees and suppliers, PPG’s Conflict Minerals Policy described above and PPG’s due diligence efforts to determine the source of the conflict minerals in the raw materials supplied to us as described below.
Grievance Mechanism
PPG maintains an anonymous ethics hotline that employees, suppliers and customers can use to report violations of PPG’s policies, including PPG’s Global Code of Ethics, Conflict Minerals Policy or any other matter. The Global Code of Ethics, the phone numbers and email address to contact the ethics hotline and PPG’s Conflict Minerals Policy are all publicly available at http://corporate.ppg.com/Our-Company/Ethics.
Pursuant to PPG’s Conflict Minerals Policy, suppliers who are not able to provide adequate information about the source of any conflict minerals in the raw materials supplied to PPG or that supply products containing conflict minerals from the Covered Countries shall be evaluated by PPG’s Corporate Purchasing Department and may be denied future PPG business.

2.    Due Diligence Process
Design of Due Diligence
Our due diligence measures have been designed to conform, in all material respects, with the due diligence framework presented by The Organisation for Economic Co-operation and Development (“OECD”) in the publication OECD Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas (which we refer to as the “OECD Guidance”) and the related Supplement for Tin, Tantalum and Tungsten specifically as they relate to our position in the supply chain as a “downstream” purchaser.
Due Diligence Performed
Management Systems
As described above, PPG has adopted a Conflict Minerals Policy which is available on our website at http://sustainability.ppg.com/Environment/Conflict-Minerals-Policy.
Internal Team
PPG has established a management system for conflict minerals. Our management system includes a Conflict Minerals Working Group sponsored by the Executive Vice President with responsibility for the Purchasing and Logistics function as well as executive-level representatives and a team of subject matter experts from Product Stewardship, Corporate Purchasing, Law, Science and Technology, and Information Technology. The Conflict Minerals Working Group is responsible for implementing PPG’s conflict minerals compliance strategy. Senior management is briefed about the results of our due diligence efforts.
Supplier Engagement
With respect to the OECD requirement to strengthen engagement with suppliers, PPG typically has long-term relationships with its suppliers. We believe that these long-term engagements have contributed to the high rate of responses we have received from our suppliers. PPG is also seeking the cooperation of our suppliers in adhering to PPG’s Conflict Minerals Policy and working openly with us in assessing the origin of the conflict minerals contained in the raw materials used by PPG. PPG intends to incorporate its Conflict Minerals Policy into new and renewed suppler contracts.
Maintain Records
PPG has adopted a policy to retain relevant documentation for an appropriate period of time in accordance with the recommendations in the OECD Guidance.
Identify and Assess Risk in the Supply Chain
PPG has identified 79 direct suppliers who supply PPG with raw materials containing conflict minerals in any form. PPG relies on these suppliers, whose raw materials contain conflict minerals, to provide us with information about the source of conflict minerals contained in the raw materials supplied to us. PPG’s direct suppliers are similarly reliant upon information provided by their suppliers. Many of our largest suppliers are not SEC registrants and are not subject to the Conflict Minerals Rule.
PPG focused its due diligence on its largest suppliers by number of raw materials and weight of raw materials supplied. PPG surveyed the 79 suppliers that supplied us with the approximately 450 conflict mineral containing raw materials used by PPG in 2013. PPG received responses from 59 (75%) of the suppliers surveyed. PPG continues to work to obtain responses from the suppliers that have failed to respond to PPG’s repeated requests. We reviewed the responses against criteria developed to determine which responses required further engagement with our suppliers. These criteria included untimely or incomplete responses as well as inconsistencies within the data reported in the response. We have worked directly with these suppliers to provide revised responses. Of the responses we received, 57 (97%) stated that the conflict minerals contained in the raw materials supplied to PPG were conflict free while two responses stated that the supplier’s due diligence was ongoing or that the origin of its conflict minerals was undeterminable. Of the approximately 450 conflict mineral containing raw materials, we received supplier responses indicating that 416

(92%) are conflict free. When viewed on the basis of the weight of raw materials purchased by PPG in 2013, PPG received responses indicating that approximately 99% of the approximately 13.79 million pounds of conflict mineral containing raw materials purchased by PPG are conflict free. None of PPG’s suppliers responded that the conflict minerals contained in the raw materials supplied to PPG were not found to be “DRC conflict free.”
Of the 59 responses we received, 13 (22%) included the name of one or more smelters used by that supplier. Responses included the names of 18 entities listed by our suppliers as smelters. Eight of these entities were identified as certified conflict free using the CFSI Reporting Template Revision 2.03a. Smelters identified by our suppliers were located in Belgium, Bolivia, Brazil, China, Indonesia, Malaysia, Peru and Thailand. PPG supports the refinement and expansion of the list of participating certified conflict free smelters.
Design and Implement a Strategy to Respond to Risks
In response to this risk assessment and PPG’s use of raw materials containing conflict minerals, PPG’s Conflict Minerals Policy includes a risk management plan, through which the conflict minerals program is implemented, managed and monitored. Updates to this risk assessment are provided to senior management. We found no instance where it was necessary to implement risk mitigation efforts, temporarily suspend trade or disengage with a supplier. We engage in regular ongoing risk assessment through our suppliers’ data submissions.
As described in PPG’s Conflict Minerals Policy, we will review any of our suppliers whom we have reason to believe are supplying PPG with conflict minerals from sources that may support conflict in the DRC or any adjoining country or that cannot provide us with adequate due diligence information to establish an alternative source of conflict minerals, as provided in the OECD Guidance. If this is not possible, PPG may choose to purchase its raw materials from suppliers who are able to certify that the conflict minerals in their materials are “DRC conflict free.”
Carry Out Independent Third Party Audit of Supply Chain Due Diligence at Identified Points in the Supply Chain
We do not have a direct relationship with conflict minerals smelters and do not perform or direct audits of these entities within our supply chain. We rely on audits through industry-wide initiatives such as the Electronics Industry Citizenship Coalition-Global e-Sustainability Initiative’s (EICC-GeSI) Conflict Free Sourcing Initiative (CFSI).
Report on Supply Chain Due Diligence
This Conflict Minerals Report constitutes our annual report on our conflict minerals due diligence. In accordance with the OECD Guidance and the Conflict Minerals Rule, this report is available on our website at http://sustainability.ppg.com/Conflict-Minerals-Report.

3.    Future Steps
PPG intends to take the following steps to improve the due diligence process to further mitigate the risk that the conflict minerals in our products benefit armed groups in the Covered Countries:

a.	Further publicize PPG’s conflict minerals policy with our suppliers.

b.	Enhance the ability to identify conflict minerals in raw materials that are new to PPG.

c.	Further review the raw materials used by PPG’s affiliates and joint ventures.

d.	Engage with suppliers and direct them to training resources to attempt to increase the response rate and improve the content of the supplier survey responses.

e.
Engage any of PPG’s suppliers found to be supplying PPG with conflict minerals from sources that support conflict in the Covered Countries or that cannot to establish an alternative source of conflict minerals that does not support such conflict.

f.	Review continued sourcing from any suppliers that are unable to provide PPG with appropriate due diligence information.

g.	Work with relevant trade associations and others to define and improve best practices and build leverage over the supply chain in accordance with the OECD Guidance.

Forward-Looking Statements
Statements in this Conflict Minerals Report relating to matters that are not historical facts are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 reflecting the company’s current view with respect to future events or objectives and financial or operational performance or results. These matters involve risks and uncertainties as discussed in PPG’s periodic reports on Form 10-K and Form 10-Q, and its current reports on Form 8-K, filed with the Securities and Exchange Commission. Accordingly, many factors could cause actual results to differ materially from the company’s forward-looking statements.
Among these factors are PPG’s success engaging with its supply chain in the future, changes in PPG’s supply chain, changes to the raw materials supplied to PPG, new or changed conflict mineral origin information received from PPG’s suppliers, including new or changed smelter or country of origin information, changes to the formulation of PPG’s products, changes to the Conflict Minerals Rule or Section 1502 of the Dodd-Frank Act, and new rules, laws or court decisions and interpretations. However, it is not possible to predict or identify all such factors. Consequently, while the list of factors presented here is considered representative, no such list should be considered to be a complete statement of all potential risks and uncertainties. Unlisted factors may present significant additional obstacles to the realization of forward-looking statements. Consequences of material differences in results as compared with those anticipated in the forward-looking statements could include, among other things, business disruption, operational problems, reputational harm, financial loss, legal liability to third parties and similar risks, any of which could have an adverse effect on PPG’s consolidated financial condition, results of operations or liquidity.
Forward-looking statements speak only as of the date of their initial issuance, and PPG does not undertake any obligation to update or revise publicly any forward-looking statement, whether as a result of new information, future events or otherwise, except as otherwise required by applicable law.